Exhibit 1

Rio de Janeiro, August 15, 2016.

BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (BM&FBOVESPA

S.A.- Bolsa de Valores, Mercadorias e Futuros)

Attn.:	Mr. Nelson Barroso Ortega
Superintendence of Corporate Monitoring

C.C.:

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários)

Attn.:	Mr. Fernando Soares Vieira – Superintendence of Corporate Relations
Mr. Francisco José Bastos Santos – Superintendence of Market and Intermediary Relations

Re: Official Letter 2889/2016-SAE/GAE 2

Request for clarifications concerning news

Dear Sirs,

In response to Official Letter 2889/2016-SAE/GAE 2 (“Official Letter”), sent by BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”), which requests that Oi S.A. – In Judicial Reorganization (“Company”) provide clarifications in connection with the news published in the newspaper O Estado de São Paulo, on August 12, 2016, transcribed herein, the Company clarifies the following:

“August 12, 2016

2889/2016-SAE/GAE 2

Oi S.A.

Attn: Flavio Nicolay Guimarães

Investor Relations Officer

Re: Request for clarifications concerning news

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro – CEP 22430-190

Dear Sirs,

The news published in the newspaper O Estado de São Paulo on August 12, 2016 states, among other information, that:

1.	With the renegotiation of the debt, expected to occur after the approval of the reorganization plan, Oi intends to save approximately R$6 billion per year in interest payments alone;

2.	Regarding the forecasted interest savings, the estimate considered a decrease in debt to banks and owners of securities (“bondholders”) of R$50 billion to approximately R$7.5 billion.

We did not identify this information in the documents sent by the company through SistemaEmpresas.NET. If this is not the case, please provide the document and the pages containing the information and the date and time in which they were sent.

We note that the company should disclose periodic and ongoing information, as well as other information that would be of interest to the market, through SistemaEmpresas.NET, ensuring full and immediate disclosure and fair treatment to investors and other market participants.

That said, we request clarification on the items discussed above by August 15, 2016, subject to the provisions of the sole paragraph of Art. 6 of CVM Instruction No. 358/02, with or without confirmation, as well as other information deemed important.

The company’s response shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation”, and “News Published in the Media” subject, which will result in the simultaneous file transmission to the BM&FBOVESPA and the CVM.

We emphasize the obligation under the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to request information from the directors and controlling shareholders of the company to determine whether they have knowledge of information that should be disclosed to the market.

The content of the above inquiry must be transcribed in the file to be sent before the company’s response.

This request falls within the scope of the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 13, 2011, and non-compliance therewith may subject the company to the possible application of a punitive fine by the Superintendence of Corporate Relations – SEP of the CVM, with respect to the provisions of CVM Instruction No. 452/07.

Regards,”

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro – CEP 22430-190

With respect to the Official Letter, the Company communicates that such information was not included in any of the communications made by the Company to its shareholders or the market and clarifies that this information does not represent the Company’s view regarding this subject.

As such, the Company urges its shareholders and the market in general to consider only the information and documents that are officially released by the Company, including the various communications with respect to the judicial reorganization.

These being the considerations that we have at the moment, we remain at your disposal for further clarifications as necessary.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flávio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor

Rio de Janeiro – CEP 22430-190